SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017
_______________________

BioLineRx Ltd.
 (Translation of registrant’s name into English)

_______________________

2 HaMa’ayan Street
 Modi’in 7177871, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☑

On December 28, 2017, the Company filed a registration statement on Form F-3. This shelf registration statement is intended as a renewal of an existing shelf registration that was filed in July 2015 and that will expire in October 2018. It is the Company’s policy to continuously maintain an effective shelf registration statement.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Dated: December 28, 2017